UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

April 29, 2022

_____

In the Matter of

Stratos Renewables Corporation
3535 Executive Terminal Drive
Henderson, NV 89052

ORDER DECLARING REGISTRATION
EFFECTIVE PURSUANT TO SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF
1934, AS AMENDED

File No: 000-53187

_____

Stratos Renewables Corporation has filed with the Commission a registration statement pursuant to Section 12(g) of the Securities Exchange Act of 1934 relating to its common stock.

Stratos Renewables Corporation requests that the registration statement be made effective prior to the expiration of sixty days after filing with the Commission.

The request for acceleration, which if granted would subject the registration statement to Section 18 of the Act sooner than it would be otherwise, appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration statement shall become effective immediately.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Anne Parker
Office Chief